Deutsche Bank Analyst Call Anshu Jain, Co-Chairman of the Management Board and the Group Executive Committee Stefan Krause, Chief Financial Officer 31 January 2013 Exhibit 99.2

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Results at a glance
In EUR bn, unless otherwise stated
2
Note: Core Bank includes CB&S, GTB, AWM, PBC, and C&A; numbers may not add up due to rounding
(1) Pro-forma (2) Proposed
(3) Impairment of intangible assets (4) >EUR 100 m
(5) Includes Cost-to-Achieve related to Postbank integration and OpEx, other litigation (<EUR 100 m) and other specific items
Performance
highlights
Impact on
profitability
Revenues
Core Tier 1 ratio, Basel 3 fully loaded, in %
(1)
Dividend per share, EUR
Core Bank impairments
(3)
Core Bank significant litigation
(4)
Non-Core Operations Unit
Core Bank adjusted IBIT
Therein Cost-to-Achieve and other specific items (5)
Reported Group IBIT
2012
7.9
8.0
-
(1.5)
(1.0)
(1.1)
1.0
(0.4)
(2.6)
2012
33.7
8.0
0.75
(2)
(1.5)
(1.3)
(2.4)
6.5
(1.4)
1.4
2011
33.2
<6.0
0.75
-
-
(2.1)
7.5
(0.5)
5.4
2011
6.9
<6.0
-
-
-
(1.6)
1.2
(0.1)
(0.4)
4Q FY

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
>200bps
8.5
8.0
7.2
<6.0
3
Ahead of target on capital strength
Accelerated capital demand reduction …
Note: Numbers may not add up due to rounding
(1) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
(2) Investor Day (11/12 September 2012)
Pro-forma B3 RWA equivalent
(1)
relief, in EUR bn, period end
… raising capital aspirations
Pro-forma B3 CT 1 ratio, (fully loaded), in %, period end
ID
(2)
goal
Mar 2013
Achieved by
Dec 2012
Equivalent of >EUR 8 bn
CT1 capital increase
Dec 2011 Dec 2012 Mar 2013
Actual Actual ID
(2)
target
ID
(2)
target
New
target
Core operating businesses
~45
~51
Non-Core Operations Unit
~45 ~29
Total
~90 ~80
New target
>100
8.0

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Operational Excellence Program well underway
4
Sourcing
excellence
Footprint
rationalization
Front-to-back
productivity
IT platform
renewal
Cost savings
2012-2015 targets
Achievements by 4Q2012 (selected examples)
— 100+ new initiatives, annual save of EUR 0.5 bn by 2015
— Stricter, centralized governance and controls for new spending
— CB&S rightsizing and AWM integration:
reduction of 1,700 FTE
(3)
, 90% from U.S., UK and Asia
— IT Center of Excellence: 1,800 FTE migrated, further 1,200 FTE in scope
— 16 sites vacated, 7 more earmarked, 40 in scope
— Scope for transfer of 8,000+ FTE in New York, London, Hong
Kong and Singapore to more cost-effective locations
— Integrated retail middle office platform formed with 9,000 FTE
— Rightsizing IT in Netherlands, achieved EUR 50m annual saves
— 660 applications decommissioned; new apps reduced by 50%
— >20 million clients shifted to common retail banking IT platform
(2)
In EUR bn
Target
Achieved / underway
Annual run rate savings of
EUR 4.5 bn by 2015
Cumulative Cost-to-
Achieve of EUR 4.0 bn
2012 2013
0.4
1.6
0.4
0.8
(1)
(1) Total 2013 impact of measures implemented in 2012
(2) “Magellan”
(3) ~1,300 front office FTEs and ~400 FTEs in related Infrastructure areas
Organizational
streamlining

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Corporate Banking &
Securities
Asset & Wealth
Management
Global Transaction
Banking
Our franchise remains resilient
Revenues, in EUR bn
5
9.5
FY12 FY11
10.4
4.5
4.3
FY12 FY11
FY12
15.6
FY11
14.1
Private & Business
Clients
4.0
3.6
FY12 FY11

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
6
Strong underlying performance enabled us to embark upon a path of deliberate but tough decisions
We are convinced that this path will lead us in the right direction –
becoming the world’s leading client-centric global universal bank
This is a journey that we will complete in years, not months
Together, we are determined and encouraged by initial results and the highly supportive feedback from clients and employees
Strategy 2015+: Committed to delivery

financial transparency. Anshu Jain and Stefan Krause 31 January 2013 Deutsche Bank Investor Relations Agenda 1 Group results 2 Segment results 3 Key current issues 7 financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Profitability
Overview
8
4Q2012 FY2012
Income before income taxes (in EUR bn) (2.6) 1.4
Net income (in EUR bn) (2.2) 0.7
Pre-tax return on average active equity (19)% 2%
Diluted EPS (in EUR) (2.31) 0.64
31 Dec 2012 31 Dec 2011
Core Tier 1 capital ratio 11.6% 9.5%
Tier 1 capital ratio 15.3% 12.9%
Core Tier 1 capital (in EUR bn) 38.5 36.3
Total assets (adjusted, in EUR bn)
(1)
1,199 1,267
Leverage ratio (target definition)
(2)
21 21
Liquidity reserves (in EUR bn)
(3)
> 230 223
Capital
(Basel 2.5)
Balance
Sheet
Dividend per share (in EUR) 0.75 0.75
(1) Adjusted for netting of derivatives and certain other components (Total assets according to IFRS were EUR 2,012 bn as of 31 Dec 12 and EUR 2,164 bn as of 31 Dec 11)
(2)  Total assets (adjusted) divided by total equity (adjusted) per target definition
(3) Liquidity Reserves comprise available cash and cash equivalents, highly liquid securities (includes government, agency and government guaranteed), as well as other unencumbered central bank eligible assets. 2011: Excluding Postbank; 2012: Including Postbank liquidity reserves in excess of EUR 25 bn from Dec 2012 onwards. An increase of EUR 8.1 bn in Dec 12 and EUR 3.9 bn in Dec 11 has been made to ensure a consistent recognition of liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Group financial performance – 4Q2012
9
4Q2012
In EUR m Group Core Bank
(1)
Non-Core
Operations Unit
Revenues 7,868 7,870 (3)
Provision for credit losses (434) (329) (105)
Noninterest expenses (adjusted)
(2)
(7,148) (6,564) (584)
IBIT (adjusted) 287 978 (692)
Impairment of goodwill and other intangible assets (1,855) (1,455) (400)
Significant litigation related charges (> EUR 100 m) (1,000) (1,000)
IBIT (reported) (2,569) (1,477) (1,092)
Memo: Total noninterest expenses (10,003) (9,030) (973)
Income taxes 416
Net income (2,153)
Pre-tax return on average active equity in % (19) (13) (48)
(Adjusted) Pre-tax return on average active equity in % 2 8 (30)
(1) Core Bank includes CB&S, GTB, AWM, PBC and C&A
(2) Noninterest expenses (adjusted) excluding “Impairment of goodwill and other intangible assets” as well as significant litigation related charges
(charges exceeding EUR 100 m)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Group financial performance – FY2012
10
(1) Core Bank includes CB&S, GTB, AWM, PBC and C&A
(2) Noninterest expenses (adjusted) excluding “Impairment of goodwill and other intangible assets” as well as significant litigation related charges (charges exceeding EUR 100 m)
FY2012
In EUR m Group Core Bank
(1)
Non-Core
Operations Unit
Revenues 33,741 32,683 1,058
Provision for credit losses (1,721) (1,087) (634)
Noninterest expenses (adjusted)
(2)
(27,133) (25,060) (2,073)
IBIT (adjusted) 4,887 6,536 (1,649)
Impairment of goodwill and other intangible assets (1,865) (1,465) (400)
Significant litigation related charges (> EUR 100 m) (1,625) (1,316) (309)
IBIT (reported) 1,397 3,755 (2,358)
Memo: Total noninterest expenses (30,623) (27,874) (2,749)
Income taxes (732)
Net income 665
Pre-tax return on average active equity in % 2 8 (23)
(Adjusted) Pre-tax return on average active equity in % 9 14 (16)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
4Q2012 IBIT adjustments and specific items
In EUR m
11
Reported and adjusted IBITs Further specific items
IBIT
reported
Impairment of
intangible
assets
IBIT
adjusted CtA
(1)
Other
(net)
(2)
Other includes:
CB&S (548) (1,174) 626 (87) 14 DVA, CVA, litigation
GTB (259) (73) (186) (41) (420) Netherlands turn-around
measures, litigation
AWM (260) (202) (58) (15) (167) IT write-down, AM strategic
review, litigation
PBC 287 (5) 292 (209) (86) Regular PPA
C&A (697) - (697) - (417) Litigation
NCOU (1,092) (400) (692) (2) (463) EADS gain, CVA, de-risking
P&L, impairments and re-marks,
litigation
IBIT - Segments/C&A (2,569) (1,855) (713) (354) (1,539)
Significant litigation related
charges (> 100 m)
(1,000)
Group (adjusted)  287
Note: Figures may not add up due to rounding differences
(1) Includes EUR 190 m Postbank-related CtA in PBC and EUR 164 OpEx-related CtA
(2) Includes EUR 1,167 m litigation related charges, thereof EUR 1,000 m for significant charges (> 100 m)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
4Q2012 impairment of goodwill and other intangible assets
12
Note: Numbers may not add up due to rounding
(1) Reflects goodwill re-assignment of businesses moving from CB&S to AWM and from CB&S and PBC to NCOU
(2) Does not add up as table includes goodwill true-up to 31 Dec 2012 FX rates
(3) Other intangible assets excluding software
(4) The 30 September 2012 balance for AWM has been set equal to the sum of the balances for its predecessor units, namely AM and PWM
(5)
Goodwill Intangibles
Balance
30 Sep 2012
Reassignment
of goodwill
(1)
4Q2012
goodwill
impairment
Balance
31 Dec 2012
(2)
4Q2012
impairment of
other intangible
assets
(3)
4Q2012 total
impairment of
goodwill and
other intangible
assets
CB&S 3,476 (279) (1,174) 1,954 (1) (1,174)
GTB 442 - - 432 (73) (73)
AWM 3,861
(4)
182 - 3,980 (202) (202)
PBC 3,060 (303) - 2,756 (5) (5)
NCOU NA  400 (400) - - (400)
Others
(5)
203 - - 196 - -
Group Total 11,041 - (1,574) 9,318 (281) (1,855)
No impact on pro-forma Basel 3 fully-loaded Core Tier 1 ratio
“Others” reflects goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary Cash
Generating Units (CB&S and NCOU) and are tested separately for impairment (predominantly Maher Terminals within the NCOU segment).

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
In EUR bn
Net revenues
13
2011 2012 2011 2012
33.2
33.7
FY FY
10.5
8.5
7.3
6.9
9.2
8.0
8.7
7.9
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
91
138
300
105
55
121
73
136
Provision for credit losses
In EUR m
Non-Core Operations Unit
14
540
404
3Q 4Q
390
2Q
464
343
1Q
373
318
463
1,087
FY FY
1,721
1,839
1,455
2011 2012 2012 2011
256
(4) 18 27 49
CB&S
GTB
PBC
382
352
449
419
281
1Q
314
223
4Q
434
329
3Q
555
254
2Q
278
400
531
355
(1)
(1)
(1)
(1)
(1)
(1)
(1)
(1)
1,564
(1)
1,438
(1)
31 9 23 58 90 121
21 31 41 64 33 47 35 53 158 168
292 294 316 283 160 216 189 216 1,185 781
Core Bank
634
385
Provisions for credit losses after Postbank releases in relation to allowances established before consolidation
Note:
(1)
Divisional figures do not add up due to omission of Asset Wealth Management; figures may not add up due to rounding differences financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Note: Figures may not add up due to rounding differences
(1) Incl. Policyholder benefits and claims, impairment of goodwill and other intangible assets where applicable
In EUR bn
Noninterest expenses
15
Litigation related
charges
EUR 1.2 bn
0.1
0.1 (0.1)
0.2
0.2
(0.0)
0.2
0.1
0.3
0.1
1.9
2.7
2.9
3.3
3.7
3.2
3.3
3.2
4.7
4.3
3.4
2.7
2.8
3.7
3.4
3.3
3.2
7.1
6.3
5.9
6.7
7.0
6.6
7.0
10.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2011 2012
Compensation ratio
(2)
, in %
41 39 37 41 40 42 38 40 40 40
2011 2012
0.2
0.4
0.4
1.9
12.7
14.4
13.1
13.5
26.0
30.6
FY FY
Compensation and benefits
General and administrative expenses
Goodwill and other intangible assets
Restructuring costs
Other noninterest expenses
(1)
(2) Compensation & benefits divided by net revenues

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
6,084
6,135
3Q2012 4Q2012
In EUR m
Cost base development: 4Q2012 vs. 3Q2012
Noninterest expenses, in EUR m
16
Adjustments to noninterest expenses Adjusted cost base
In EUR m
3Q2012 4Q2012 In %
Reported 6,977 10,003 3,026 43%
Impairments of goodwill
and other intangibles
- (1,855)
Significant litigation related
charges (> EUR 100 m)
(280) (1,000)
Noninterest expenses
(adjusted)
6,697 7,148 451 7%
Impact from management
decisions
(1)
(443) (739)
Other litigation related
charges
(9) (167)
Policyholder benefits and
claims
(161) (107)
Adjusted cost base 6,084 6,135 51 1%
Impact of FX change (96)
51
Note: Figures may not add up due to rounding differences
(1) Includes cost-to-achieve (CtA) for Operational Excellence Program of EUR 320 m in 3Q2012, EUR 164 m in 4Q2012; CtA for Postbank integration of
EUR 71 m in 3Q2012, EUR 190 m in 4Q2012; severance unrelated to OpEx and Postbank integration of EUR 36 m in 3Q2012 and EUR 6m in 4Q2012;
charges related to commercial banking activities in the Netherlands (4Q2012); IT write-down in AWM (4Q2012); non-recurring costs related to strategic review in AM

(12)%

4.8
4.3
3.6
3.2
(11)%
2.7
2.2
1.4
1.7
43%
49%
61%
47%
2.1
2.1
2.2
1.5
2009
2010
2011
2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
2009 2008 2007 2006 2012 2011 2010
22%
20%
19%
17%
15%
11%
9%
(1) Variable remuneration awarded including  deferrals. No adjustment  made for pay mix change in 2010 (EUR 742 m)
Variable comp
(1)
and deferral rate
In EUR bn
Variable comp
(1)
as % of net revenues
Deferred
Cash
Deferral rate
Variable compensation
17

Deferred compensation costs
Key panel findings Unamortized deferred compensation costs and amortization schedule
(1)
(1) At 31 December, including awards granted in February 2012 and to be granted in February 2013
2014 2013 2015
2.8
(0.8)
(1.6)
(0.3)
2016/
2017
(0.1)
1.6
1.2
Feb 2013
award
31 Dec
2012
Existing
awards as of
31 Dec 2012
3.3
In EUR bn
31 Dec
2011
— Ensure future performance
is not disproportionately
impacted by deferral from
prior years
— Pay philosophy to place
more emphasis on the ,how‘
of individual performance,
and on the risks taken
— Bail-in instruments, eg as
recommended by Liikanen
report, to be considered
— Potential changes to
Management Board and
Supervisory Board
compensation structure
— Independent compensation
panel will continue to work
until March 2013 and then
disclose their findings
financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
(16)%
18

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
(1) Annualized, based on average active equity
Profitability
19
Adjusted IBIT
(2)
Adjusted IBIT
(2)
3.0
1.8
0.9
(0.4)
1.9
1.0
1.1
(2.6)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2.1
1.2
0.8
0.2
1.4
0.7
0.8
(2.2)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Income before income taxes Net income
In EUR bn In EUR bn
Pre-tax return on equity
(1)
, in %
Effective tax rate, in %
24 14 7 (3) 14 7 8 (19) 29 31 18 153 25 31 33 16
2011 2012 2011 2012
FY2011: 10 FY2012: 2 FY2011: 20 FY2012: 52
0.3
(2) IBIT adjusted for impairment of goodwill and other intangible assets and significant litigation related charges financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Capital ratios and risk-weighted assets
Note: Tier 1 ratio = Tier 1 capital / RWA; Core Tier 1 ratio = (Tier 1 capital - hybrid Tier 1 capital) / RWA
2010 2011
Tier 1 ratio, in %
Core Tier 1 ratio, in %
RWA, in EUR bn
Basel 2.5
Basel 2
2012
20
12.3
13.4
14.0
13.8
12.9
13.4
13.6
14.2
15.3
8.7
9.6
10.2
10.1
9.5
10.0
10.2
10.7
11.6
346
328
320
338
381
368
373
366
334
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Core Tier 1 capital and RWA development
Note: Figures may not add up due to rounding differences
(1) Net income attributable to Deutsche Bank shareholders
(2) CDI = Capital Deduction Items
(3) Impairment of goodwill and other intangible assets
RWA
In EUR bn
Core Tier 1 capital
In EUR bn In EUR bn
21
In EUR bn In EUR bn In EUR bn
FX
Effect
(0.4)
31 Dec
2012
38.5
Other
(0.2)
Impair-
ments
(3)
CDI
(2)
Divi-
dend
accrual
(0.2)
Net in-
come
(1)
(2.2)
30 Sep
2012
39.3
0.5
1.9
(0.1)
Mino-
rity
Interest
31 Dec
2012
333.6
Operational
Risk
(0.1)
Market
Risk
(11.1)
Credit
Risk
(17.6)
FX Effect
(3.6)
30 Sep
2012
366.1

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Reconciliation to Basel 3 pro-forma (fully loaded)
In EUR bn, as per 31 Dec 2012
Note: Figures may not add up due to rounding differences
(1) Subject to final Basel rules and European / German implementation of the revised framework
(2) Additional Tier 1 capital
RWA
22
Core Tier 1 capital
xx
Investor Day target as of
September 2012
xx
CT1 Ratio as of Basel 2.5 / CET 1
Ratio as of Basel 3
32
51
39
Total Total T1
deductions
put against
AT1
capital first
B 2.5
401
409
334
Total Total B 2.5
11.6% 12.5% 8.0%
7.2%
>>
B 3 fully loaded B 3 phase-in
B 3 fully loaded B 3 phase-in
75
(8)
11
1
(19)
(2)
(1)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
23
Capital demand toolbox
(1)
Note: Figures may not add up due to rounding differences
(1) Excludes dedicated Basel 3 management action in relation to new Basel 3 charges CVA, CCR, CCP
(2) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
(3) Dedicated NCOU measures only; excludes cross-benefits from „Roll out of advanced models“ and „Improvement of operating model“
De-risking well on track
Pro-forma Basel 3 RWA equivalent
(2)
relief, in EUR bn
Portfolio optimization
— Rightsizing of core portfolios
— Optimizing risk mitigation
Roll out of advanced models
— Regulatory roll-out program
— Subject to BaFin approval
Total
Achieved in …
Initial
Target
3Q
2012
4Q
2012
Total
2H2012
Planned by
31 Mar 2013
Updated
Target
~55
~9
~16
~25
~41
~13
~90
~45
~45
~80
~51
~29
>100
Non-Core Operations Unit
(3)
Improvement of operating model
—Data & processes
—Trade capture

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
24
Examples
Note: Figures may not add up due to rounding differences
(1) Excludes dedicated Basel 3 management action in relation to new Basel 3 charges CVA, CCR, CCP
(2) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
(3) Dedicated NCOU measures only; excludes cross-benefits from „Roll out of advanced models“ and „Improvement of operating model“
(4) Internal Model Method (IMM)
Pro-forma Basel 3 RWA equivalent
(2)
De-risking in 4Q2012
Breakdown of de-risking in 4Q2012
Source of de-risking
(1)
, in EUR bn
Roll out
of advanced
models
VaR
multiplier
Operating
model
improvements
NCOU
(3)
Portfolio
optimization
4Q2012 Total: EUR 55 bn
— VaR multiplier reduction from 5.5 to 4
on the back of strengthening of our
market risk models and processes
— Approval of derivative credit
exposure model (IMM)
(4)
for additional
products
— IRBA approvals for certain PBC
Mortgage and Business products
— Migration of additional derivatives into
approved IMM model
— Activation of netting agreements and
collateral
— Data improvements exercises
Asset Sale / Hedging Model / Process
Other
Roll out of
advanced
models
Operating
model
improvements

financial transparency. Anshu Jain and Stefan Krause 31 January 2013 Deutsche Bank Investor Relations Agenda 1 Group results 2 Segment results 3 Key current issues 25 financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
(1) Based on average active equity
26
Impairment of goodwill
and other intangibles
— Solid CB&S revenues down 14% reflecting seasonal slow-down versus a strong 3Q. This includes EUR 516 m of DVA gains on
uncollateralized derivative liabilities recorded in CB&S other.
Excluding these DVA gains, FY2012 revenues were up 7%
versus 2011 while maintaining historically low VaR
— Cost savings achieved in FY2012 more than offset by goodwill impairment (EUR 1,174 m), costs-to-achieve for the Operational
Excellence Program (EUR 315 m), higher litigation related
charges and adverse FX impact
— Excluding the goodwill impairment and costs to achieve,
FY2012 IBIT was up 21% vs. FY2011 reflecting increased client activity and improved cost management
— Good progress on restructuring, 1,400 of the 1,500 announced headcount reductions across CB&S and infrastructure functions completed by 31 Dec 2012
(2)
2,206
904
236
310
1,874
496
1,109
(548)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
4Q2012 specific items:
Cost-to-achieve related to OpEx (87)
Other specific items (3) 14
Corporate Banking & Securities
Income before income taxes Key features
In EUR m In EUR m
4Q12
4Q11 3Q12
FY2012
FY2011
Revenues
3,430
2,397 4,002
15,648
14,109
Prov. for credit
losses
(58)
(49) (23)
(121)
(90)
Noninterest exp.
(3,918)
(2,036) (2,861)
(12,580)
(10,341)
IBIT
(548)
310 1,109
2,931
3,657
CIR (in %)
114
85 71
80
73
Pre-tax RoE (in %)
(13)
9 24
16
25
2011 2012
(1)
626
(1,174)
(2) IBIT adjusted for impairment for goodwill and other intangibles
(3) Includes net DVA / CVA gain and litigation related charges financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Sales & Trading debt and other products
27
CVA impact
Overall
— Revenues down q-o-q reflecting the seasonal slow-down and high levels of market activity in 3Q2012
— 4Q12 revenues affected by EUR 186 m of negative CVA impact driven by a methodology refinement and RWA mitigation
— FY2012 revenues up y-o-y driven by strong client demand in Rates and Credit
— Ranked #1 in Overall Global Fixed Income by Greenwich Associates
for the 3rd year in a row
FX / Money Markets / Rates and Flow Credit / RMBS
— FX 4Q2012 revenues down q-o-q despite highest ever fourth quarter volumes. Record FX volumes in FY2012, up 25% y-o-y, with
continuing margin compression resulting in lower revenues
— Money Market revenues down q-o-q driven by lower client activity and lower risk levels
— Rates and Flow Credit revenues down q-o-q due to a seasonal decrease in client activity across regions. FY2012 revenues increased
y-o-y
Credit solutions
— Revenues down q-o-q reflecting the seasonal slowdown. Full year revenues up y-o-y due to increased client demand
Commodities
— Revenues lower q-o-q due to reduced client activity
1,418
3,568
2,167
1,524
1,260
3,165
2,131
2,467
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
1,604
Revenues Key features
In EUR m
2011 2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Sales & Trading equity
28
Overall
— Solid performance in Equity Derivatives offset by lower revenues in Cash Equities and Prime Finance resulting in lower revenues q-o-q
— FY2012 revenues were in-line y-o-y with lower market activity offset by increased market share
Cash Equities
— Revenues held up well q-o-q, down only slightly despite the fourth quarter seasonal decline, supported by market share gains in Europe
— Flat revenues in FY2012 with particularly strong performance in North
America and market share gains in Europe
Equity Derivatives
— Higher q-o-q revenues across all regions. FY2012 revenues up vs.
2011 due to solid revenues in North America, increased revenues in
Europe, and strength in flow
Prime Brokerage
— Lower 4Q revenues q-o-q due to margin compression
895
505
338
497
683
507
597
500
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Revenues Key features
In EUR m
2011 2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Note:
Origination & Advisory
29
Overall
— Very strong performance y-o-y driven by higher volumes and market share gains
— Ranked No.5 globally with record market share
— Ranked No.1 in EMEA
— Awarded ‘Equity House of the Year’ and ‘Bond House of the Year’
by IFR
Advisory
— Revenues up q-o-q
— Ranked No.6 globally, No. 2 in EMEA
Equity Origination
— Revenues significantly higher y-o-y reflecting increase in market share and industry-wide increase in issuance
— Ranked No. 5 globally, No. 2 in EMEA
Investment Grade
— Strong issuance activity across the market
— Ranked No. 2 in All International Bonds (Thomson Reuters)
— Ranked No. 3 in All Bonds in Euros (Thomson Reuters)
High Yield / Leveraged Loans
— Record High Yield market activity
— Increased market share in High Yield/Leverage Loans
— Ranked No. 4 globally, No. 1 in EMEA
559 562
236
258
517
372
517
528
159 152
138
172
121
136
159
173
717
714
375
430
638
509
677
701
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Origination
Advisory
Revenues Key features
In EUR m
2011 2012
Rankings refer to Dealogic (fee pool) and refer to Jan-Dec 2012 unless otherwise stated; figures may not add up due to rounding differences;
EMEA = Europe, Middle East and Africa

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
(1) Based on average active equity
(2) Include charges related to turn-around measures of the commercial banking activities in the Netherlands and litigation related charges
(3) IBIT adjusted for impairment of goodwill and other intangible assets
30
Global Transaction Banking
Income before income taxes Key features
In EUR m
4Q12
4Q11 3Q12
FY2012
FY2011
Revenues
1,066
929 1,001
4,006
3,608
Prov. for credit
losses
(53)
(64) (35)
(168)
(158)
Noninterest exp.
(1,272)
(604) (645)
(3,169)
(2,411)
IBIT
(259)
260 322
669
1,039
CIR (in %)
119
65 64
79
67
Pre-tax RoE (in %)
(35)
34 42
22
34
2011 2012
Impairment of goodwill and
other intangible assets
4Q2012 specific items:
Cost-to-achieve related to OpEx (41)
Other specific items (2) (420)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
240
301
239
260
319
288
322
(259)
(73)
(186)
(3)
In EUR m
– IBIT adversely impacted by a litigation related charge and turn-around measures of the commercial banking activities
in the Netherlands totaling net EUR 0.5 bn
– Solid performance across major businesses and regions
with seasonal slowdown towards year-end
– Adjusted non-interest expenses decreased q-o-q based on
lower compensation-related expenses
– FY2012 revenues up y-o-y reflecting strong volumes and
market share gains on track with 2015 aspiration trajectory
(1)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
194
290
247
211
206
98
116
(260)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Asset and Wealth Management
31
AWM operational excellence project is well on track. Around
10% of the headcount has been reduced since summer
resulting in positive underlying cost momentum
Revenues were resilient year over year despite lower
activity in our passives business and the headwinds caused
by the conclusion of the strategic review
Noninterest expenses were negatively impacted by higher
non operational costs including impairments, OpEx
restructuring and litigation related charges
Asset outflows of EUR 22 bn for FY2012; the private bank
attracted NNM of EUR 15 bn for the year offset by outflows
in asset management, particularly from the institutional
business which was impacted by the strategic review
Impairment of goodwill
and other intangible
assets
(1) Includes policyholder benefits and claims
(2) In EUR bn
(3) Other specific items include IT write-down AWM, one-time costs related to strategic review in AM and litigation related charges
(4) IBIT adjusted for impairment of goodwill and other intangible assets
4Q2012 specific items:
Cost-to-achieve related to OpEx (15)
Other specific items (3) (167)
(202)
(58)
(4)
Income before income taxes
In EUR m
2011 2012
Key features
In EUR m
4Q12
4Q11 3Q12
FY2012
FY2011
Revenues
1,100
1,172 1,232
4,466
4,277
Prov. for credit
losses
(3)
(7) (7)
(18)
(22)
Noninterest exp.
(1)
(1,357)
(954) (1,108)
(4,288)
(3,313)
IBIT (260) 211 116 160 942
Invested assets
(2)
944
912 949
944
912
Net new money
(2)
(3)
(0) (6)
(22)
(7)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Private & Business Clients
32
655
4Q2012 specific items:
Cost-to-achieve related to OpEx (19)
Other specific item (4) (86)
Income before income taxes Key features
In EUR m In EUR m
4Q12
4Q11 3Q12
FY2012
FY2011
Revenues
2,403
2,578 2,436
9,541
10,393
Prov. for credit
losses
(216)
(283) (189)
(781)
(1,185)
Noninterest exp.
(1,899)
(1,930) (1,835)
(7,221)
(7,128)
IBIT
287
325 412
1,524
1,902
CIR (in %)
79
75 75
76
69
Pre-tax RoE (in %)
10
11 14
13
16
2011 2012
Cost-to-achieve
related to Postbank
integration
(1)
Net HuaXia one - off gain
(3)
Reported IBIT of EUR 287 m mainly impacted by targeted increase of CtA from
Postbank integration and OpEx Program, as well as negative PPA effects
On an adjusted basis, strong IBIT of EUR 582 m despite continued difficult market environment and significant transformational challenges (platform implementation, business realignment, and closure of local funding gaps)
Continued improvement of portfolio quality, partly driven by larger share of mortgage book. Y-o-y decline of CLPs largely driven by accounting effect related to Postbank consolidation
AB Germany: Reported IBIT burdened by significant CtA. Adjusted IBIT solid, usual seasonal decline partly mitigated through higher brokerage revenues
AB International: All countries with positive IBIT. Margin expansion especially in
Italy; HuaXia Bank equity pick-up with strong increase
CB Germany: Reported IBIT impacted by low interest rates, negative PPA effects and CtA, strong adjusted IBIT due to strict cost and risk management
Postbank integration continues to be well on track
392
450
472
325
459
366
412
287
263
(2)
70
39
40
134
68
93
71
190
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
(1) Does not include non-controlling interest
(2) Reflected in revenues
(3)
Based on average active equity
(4)
PPA effect

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Non-Core Operations Unit
33
First regular reporting of NCOU segment having the main
purpose of accelerated de-risking
Successful delivery in 4Q: Basel 3 RWA equivalent down
EUR 19 bn which resulted in CT1 ratio increase of 39 bps
4Q key divestments included Actavis and EADS
CVA methodology refinements, de-risking and impairments
Underlying expenses stable q-o-q excluding one off items such as goodwill impairment
(1) Based on Basel 2.5
(2) Pro-forma Basel 3 equivalent (RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%)
(3) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(4) IBIT adjusted for impairment of goodwill and other intangible assets
(5) Other specific items include EADS gain, CVA, de-risking P&L, impairments and re-mark as well as litigation related charges
(400)
(692)
(4)
4Q2012 specific items:
Other specific items (5) (463)
79
(124)
(456)
(1,574)
(548)
(218)
(500)
(1,092)
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
Impairment of goodwill
and other intangible
assets
Income before income taxes Key features
In EUR m In EUR m
4Q12
4Q11 3Q12
FY2012
FY2011
Revenues
(3)
(412) 400
1,058
879
Prov. for credit
losses
(105)
(136) (300)
(634)
(385)
Noninterest exp.
(973)
(1,029) (602)
(2,749)
(2,554)
IBIT
(1,092)
(1,574) (500)
(2,358)
(2,074)
RoE
(48)
(56) (19)
(23)
(18)
RWA (in EUR bn)
80
104 94
80
104
RWA (in EUR bn) 106 > 150 125 106 > 150
Total assets (adj.)
(in EUR bn)
95 130 116 95 130
2011 2012
(3)
(1)
(2)
Revenues q-o-q negatively impacted by one-off items including financial transparency. Anshu Jain and Stefan Krause 31 January 2013 Deutsche Bank Investor Relations Agenda 1 Group results 2 Segment results 3 Key current issues 34 financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Litigation
In EUR bn
35
— Increases attributable to
developments in litigations and
regulatory investigations
— Charges impacted 4Q2012
results in particular
— Decreases driven by
resolution of matters and
establishment of provisions
— Increases driven by newly filed
cases and adjustments to
estimates
— Timing is hard to predict and
contingent liability does not
represent maximum possible
legal losses
— Increase largely driven by
putback demands by RMBS
investors
— Provisioning level against
demands is formulaic but
outcomes in the event of
litigation could vary
— Treated as negative revenues
in NCOU
Litigation reserves Contingent liabilities
Mortgage repurchase
demands/reserves
(1) Contingent liabilities, also referred to as reasonably possible losses above provisions, are recognized pursuant to accounting standards when an outflow of funds is determined to be more than remote (>10%) but less than probable (<50%) and an estimate of such outflow reliably can be made
Demands
Reserves
In USD
~0.8
~1.8
30 Sep 2012 31 Dec 2012
~2.5
~2.0
30 Sep 2012 31 Dec 2012
~3.3
~4.6
~0.4
~0.5
30 Sep 2012 31 Dec 2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
<80
Mar 2013
~90
Jun 2012
120
(2)
~2
(4)
Dec 2015 Dec 2014 Dec 2013
21
31
66
Former
PBC
— De-risking of SCP and other
bond positions: EUR 3 bn (4Q
EUR 2 bn)
Former CI
— Sale of Actavis and EADS stake:
EUR 4 bn (both in 4Q)
Former
CB&S
— Portfolio de-risking, primarily
from sales of low rated
securitisations: EUR 23 bn (4Q
EUR 7 bn)
Adjusted assets
(1)
, in EUR bn
Pro-forma Basel 3 RWA equivalent
(3)
, in EUR bn
36
Major accomplishments in 2012
(Pro-forma Basel 3 RWA equivalent basis) Size of Non-Core Operations unit
<80
<90
141
4
(4)
~13
19
106
Note: Numbers may not add up due to rounding
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(2) Changed due to refinements in netting and consolidation adjustments to adjusted assets between NCOU and the Core businesses -
no overall impact to DB Group
(3) RWA plus equivalent of items currently deducted 50/50 from Tier 1/Tier 2 capital whereby the Tier 1 deduction amount is scaled at 10%
(4) AWM
Dec 2012
Mar 2013 Jun 2012 Dec 2015 Dec 2014 Dec 2013 Dec 2012
95
106
15
26
52
~2
(4)
3
(4)
7
15
81
De-risking in NCOU well on track

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
2011 2012
Total assets
(1)
130 95 (35)
Risk weighted assets,
Basel 3 fully loaded
>150 106 >(44)
Core tier 1 capital
consumption, at 10%
>15.0 10.6 >(4.4)
37
(1) Total assets according to IFRS adjusted for netting of derivatives and certain other components
(2) Excluding impairment of goodwill in 4Q12 of EUR (400) m and any associated tax impact
(3) Under Basel 3 fully loaded
NCOU: Capital accretion & asset breakdown
Lower capital consumption
EUR >4.4 bn
Regulatory capital impact from FY
results
(2)
EUR ~(1.9) bn
Regulatory Capital accretion
(3) = EUR ~2.5 bn
CI
AWM
PBC: Postbank
non-core
PBC: Other
Monolines
Other
Credit Trading –
Correlation Book
Other loans
Capital accretion Total adjusted assets
(1)
Total: EUR 95 bn
In EUR bn, as of 31 Dec 2012 In EUR bn
IAS 39
reclassified assets

Financing Vehicles 2%
Capital Markets and Equity 19%
Retail 25%
Transaction Banking 15%
Other Customers 9%
Discretionary Wholesale 12%
Secured Funding and Shorts 18%

Financing Vehicles 2%
Capital Markets and Equity 18%
Retail 26%
Transaction Banking 18%
Other Customers 10%
Discretionary Wholesale 8%
Secured Funding and Shorts 18%

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
— Highest share ever (62%) from most stable
funding sources by end 2012
— 2012: EUR 17.9 bn issued in capital markets at
average tenor of 4.2 years and average spread
of 64 bps
— 2013: ~13% of funding plan (up to
EUR 18 bn) already achieved by 30 Jan 13,
including a successful EUR 1.75 bn 10y senior
issue at mid swaps + 78 bps
— Local funding gap in Italy, Portugal & Spain
closed
— Pro-forma Liquidity Coverage Ratio (LCR)
of >95%
(4)
Funding
(1) Including Postbank
(2) 2011: Excluding Postbank; 2012: Including Postbank liquidity reserves in excess of EUR 25 bn from Dec 2012 onwards
(3) An increase of EUR 8.1 bn in Dec 12 and EUR 3.9 bn in Dec 11 has been made to ensure a consistent recognition of liquidity reserves which cannot be freely transferred across the group, but which are available to mitigate stress outflows in the entities in which they are held
(4) Pro-forma LCR includes estimates based on our interpretation of the BCBS rules, including 7 January 2013 release. Final application will be dependent on CRD 4 implementation within EU
Funding profile further improved Major achievements
As of 31 Dec; total 2011: EUR 1,133 bn (1) ; total 2012: EUR 1,101 bn (1)
38
2012
59% from most stable
funding sources (1)
EUR > 230 bn EUR 223 bn
Liquidity
reserves
(2),(3)
2011
62% from most stable
funding sources (1)

Additional Information Deutsche Bank

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
European Peer CDS
(1)
US Peer CDS
(2)
DB 5yr Senior CDS
DB issuance spread
(3)
DB issuance activity
40
Funding activities update
Observations Funding cost development
— 2012 recap: Raised EUR18 bn in
capital markets at an average
spread of L+64 bps
— EUR 5 bn (~28%) by benchmark
issuance (unsecured and
covered)
— EUR 13 bn (~72%) by
issuance in retail networks
and other private
placements
— YTD issuance of EUR 2 bn
including EUR 1.75 bn
10yr senior unsecured
benchmark at ms+78
Source: Bloomberg, Deutsche Bank
(1) Average of BNP, Barclays, UBS, Credit Suisse, SocGen, HSBC
(2) Average of JPM, Citi, BofA, Goldman
(3) 4 week moving average
€10bn
1Q2011
€4bn
4Q2010
€3bn
2Q2011
30 Sep 31 Dec
2011 2010
€6bn
3Q2011
€3.5bn
4Q2011
31 Mar 30 Sep 30 Jun 31 Dec 31 Mar
€6bn
1Q2012
In bps
€5bn
2Q2012
30 Jun
2012
€5bn
3Q2012
€2bn
4Q2012
30 Sep 31 Dec
— Maturities of EUR 20 bn in 2013
— Funding plan of up to EUR 18 bn
for 2013

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
PBC business division performance
In EUR m, post-minorities
41
(1) Net regular FVA amortization
1Q2011 2Q2011 3Q2011 4Q2011 FY2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2012
Reported IBIT
231 124 133 86 574 234 134 100 1 470
Impact from Greek government bonds
(42) (11) (9) (62) 1 1
Cost-to-achieve related to Postbank (38) (35) (35) (73) (180) (43) (51) (54) (149) (297)
Cost-to-achieve related to OpEx
PPA
(1)
Hua Xia
Adjusted IBIT
269 201 178 168 816 277 185 154 150 766
Reported IBIT
311 118 138 59 626 139 123 129 151 543
Impact from Greek government bonds
Cost-to-achieve related to Postbank
Cost-to-achieve related to OpEx (0) (19) (19)
PPA
(1)
Hua Xia
263 263
Adjusted IBIT
49 118 138 59 363 139 123 129 170 561
Reported IBIT
112 207 202 180 702 85 108 183 135 511
Impact from Greek government bonds
Cost-to-achieve related to Postbank (32) (4) (5) (62) (102) (25) (42) (17) (42) (125)
Cost-to-achieve related to OpEx
PPA
(1)
(39) (37) (17) 65 (29) (64) (72) (74) (86) (296)
Hua Xia
Adjusted IBIT 183 249 224 177 833 174 222 273 263 932
Reported IBIT
655 450 472 325 1,902 459 366 412 287 1,524
Impact from Greek government bonds (42) (11) (9) (62) 1 1
Cost-to-achieve related to Postbank (70) (39) (40) (134) (283) (68) (93) (71) (190) (422)
Cost-to-achieve related to OpEx 0 (0) (19) (19)
PPA
(1)
(39) (37) (17) 65 (29) (64) (72) (74) (86) (296)
Hua Xia
263 263 0
Adjusted IBIT
501 568 540 403 2,013 589 531 557 582 2,259
Advisory
Banking
Germany
Advisory
Banking
International
Consumer
Banking
Germany
PBC

2.6
3.0
3.3
3.9
3.7
4.1
4.3
3.8
4.1
4.6
5.1
5.5
5.5
5.7
5.9
5.8

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Impaired loans
In EUR bn
(1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status
(2) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed
42
Core Bank
Non-Core Operations Unit
2011 2012
49%
Cov. Ratio
(2)
6.7
7.6
8.5
9.4
9.2
9.8
10.2
9.6
45% 45% 44% 44% 45% 46% 50%
(1)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Loan book
In EUR bn
Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences
43
175 176 178 180 180
Germany excl. Financial Institutions and Public Sector:
2011 2012
181 178
CB&S
GTB
PBC
AWM
NCOU
31 Dec
402
54
59
209
65
30 Sep
416
58
58
205
26
69
30 Jun
398
52
47
417
58
58
208
28
202
24
73
31 Mar
398
50
45
202
23
78
30
50
30 Sep
408
56
58
211
29
54
30 Jun
415
59
59
209
29
58
31 Mar
412
56
58
208
27
62
31 Dec
181

402
50
352
(9)
(151)
(3)
(43)
(59)
(1)
(31)
(2)
(19)
(2)
(2)
(1)
(6)
(15)
(1)
(20)
(4)
(13)
(1)
(4)
(1)
(5)
(15)
(27)
(4)
(11)

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Composition of loan book and provisions by category
In EUR bn, as of 31 December 2012
44
PBC
mort-
gages
Inv grade /
German &
Dutch mid-cap
GTB AWM PBC
small
corporates/
others
Corporate
Invest-
ments
Total
loan
book,
gross
Asset
Finance
(DB sponsored
conduits)
PBC
consumer
finance
Financing of
pipeline
assets
Collatera-
lised /
hedged structured
transactions
Leveraged
Finance
Other
Commercial
Real
Estate (1)
Structured
transactions
collateralised
by Govts,
cash and own
debt
89%
Moderate risk bucket Lower risk bucket
76%
Higher risk bucket
Note: Loan amounts are gross of allowances for loan losses; Figures may not add up due to rounding differences
(1) Includes loans from CMBS securitizations
434
4Q12 provision for credit losses, in EUR m
107 70 256
Non-Core Operations Unit
Core Bank
Sub-
stantial
colla-
teral /
hedging
Partially
hedged
High
margin
business
Strong
under-
lying
asset
quality
Partially
hedged
Mostly
senior
secured
Diversi-
fied
asset
pools
Predominantly
mortgage secured
Diversified by asset
type and location
Highly
diversified
Short term
Mostly
collate-
ralized
Liquid
collateral
Sub-
stan-
tial
colla-
teral
Partially
Gov’t
g’teed
Substan-
tially
collatera-
lized by
Gov’t
securities
Additional
hedging
mitigants
Low loan to value

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Balance sheet and risk weighted assets
RWA
(1)
vs. balance sheet (adj. assets)
In EUR bn, as of 31 Dec 2012
RWA density incl. operational risk
RWA density excl. operational risk
Note: Figures may not add up due to rounding differences
(1) RWA excludes Operational Risk RWA of EUR 52 bn
(2) Excludes any related Market Risk RWA which has been fully allocated to non-derivatives trading assets
(3) RWA includes EUR 35 bn RWA for lending commitments and contingent liabilities
45
Credit Risk RWA
Market Risk RWA
RWA
282
RWA
282
2
2
140
34
47
57
Lending (3)
Derivatives (2)
Other
Balance Sheet
1,199
147
188
397
71
150
246
~35%
~1%
~48%
~23%
~24%
~32%
~1%
~28%
~1%
~35%
Avg. RWA density
~30%
229
53
Non-derivative
trading assets
Reverse repo /
securities
borrowed
Cash and deposits
with banks

1,281
72
228
28
145
22
12
403
162
80
21
108
1,199
71
218
27
127
17
15
397
147
61
16
102

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Trading assets
256
Reverse repos /
securities
borrowed
225
Derivatives post-
netting
Trading assets 246
Total assets (adjusted)
In EUR bn
Note: Figures may not add up due to rounding differences
(1) Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other
Securities borrowed / reverse repos
Other
(1)
Cash and deposits with banks
Net loans
Positive market values
from derivatives
Trading securities
Reverse repos /
securities borrowed
Other des. at FV
Financial assets
at FV through P&L
Brokerage & securities rel. receivables
Loans des. at FV
Other trading assets
30 Sep 2012 31 Dec 2012
Derivatives post-
netting
Reverse repos /
securities
borrowed
188
46

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
IAS 39 reclassification
47
Carrying Value vs. Fair Value 4Q2012 developments
In EUR bn
Note: At the reclassification dates, assets had a carrying value of EUR 37.9 bn; incremental RWAs were EUR 4.4 bn; there have been no reclasses since
1Q2009; above figures may not add up due to rounding differences
Carrying
Value
Fair
Value
33.6
29.8
26.7
23.7
22.9
20.2
22.1
19.8
22.0
19.6
18.8
16.8
17.0
15.4
— During 4Q2012, the IAS 39 reclassified asset
portfolio was transferred into the Non-Core
Operation Unit
— The gap between carrying value and fair value
has decreased by EUR 0.4 bn in 4Q2012
— Decrease of fair value by EUR 1.4 bn largely
driven by sale of assets, redemptions and
restructuring
— Decrease of carrying value by EUR 1.8 bn
largely driven by sale of assets, redemptions
and restructuring
— Assets sold during 4Q2012 had a book value
of EUR 637 m; net loss on disposal was
EUR 99 m
(3.3)
(2.8)
(2.5)
(2.2)
(2.2)
(1.8)
(1.5)
(0.5)
(0.2)
(0.2)
(0.2)
(0.2)
(0.1)
(0.0)
(3.7)
(3.0)
(2.7)
(2.3)
(2.4)
(1.9)
(1.6)
31 Dec
2009
31 Dec
2010
31 Dec
2011
31 Mar
2012
30 Jun
2012
30 Sep
2012 2012
Sales & Trading
- Debt Origination & Advisory
31 Dec

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
48
Portfolio development
Outstanding notional, in EUR bn
— Significant focus on credit correlation for de-risking and unwinds post 2009
— As a result 74% reduction in notional size since 2009 (down ~10% Q-o-Q), with market risk metrics down
~95% (VaR) and ~75% (EC)
— Portfolio substantially rolls off within 3 years
Development of key risk metrics, in EUR m
Dec 2009 Jun 2010 Dec 2010 Jun 2011 Dec 2011 Dec 2012
Economic capital (rhs)
(lhs)
200
31 Dec 2009 Unwound Matured 31 Dec 2012
94
53
53
(46)%
(26)%
28%
74%
Risk development
Down ~10% vs.
30 Sep 2012
Credit trading – Correlation book
Significantly reduced since 2009
200
400
600
800
1,000
-
20
40
60
80
100
VaR

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
In million
Number of shares
49
FY2010 FY2011 4Q2012
31 Dec
2010
31 Dec
2011
31 Dec
2012
Common shares issued
(1)
741 929 929 929 929 929
Total shares in treasury (4) (17) (2) (10) (25) 0
737 913 927 919 905 929
Vested share awards
(2)
17 15 12
753 928 940
Dilution effect 37 29 0
791 957 940
Basic shares
(denominator for basic EPS)
Diluted shares
(denominator for diluted EPS)
Common shares outstanding
End of period numbers
Average used for EPS
calculation
The number of common shares issued has been adjusted for all periods before the capital increase in order to reflect the effect of the bonus element of
(1)
subscription rights issued in September 2010
(2)
Still restricted
Note:
Figures may not add up due to rounding differences

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Balance sheet leverage ratio (adjusted)
In EUR bn
Note: Figures may not add up due to rounding differences
(1) Estimate assuming that substantially all own debt was designated at fair value
50
(1)
31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec
Total assets (IFRS) 1,842 1,850 2,282 2,164 2,103 2,241 2,186 2,012
Adjustment for additional derivatives netting (508) (503) (821) (782) (688) (782) (741) (706)
Adjustment for additional pending settlements netting (122) (125) (155) (105) (146) (153) (141) (82)
Adjustment for additional reverse repos netting (10) (13) (11) (10) (14) (10) (23) (26)
Total assets (adjusted) 1,202 1,209 1,296 1,267 1,256 1,296 1,281 1,199
Total equity (IFRS) 51.6 51.7 53.1 54.7 55.8 56.4 57.4 54.8
Adjustment for pro-forma fair value gains (losses) on the
Group's own debt (post-tax)
1.7 1.6 4.5 4.5 3.1 3.8 3.0 1.7
Total equity (adjusted) 53.2 53.3 57.6 59.2 58.9 60.2 60.5 56.5
Leverage ratio based on total equity
Leverage ratio (IFRS) 36 36 43 40 38 40 38 37
Leverage ratio (adjusted) 23 23 22 21 21 22 21 21
2011 2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
In EUR bn
Invested assets and net new money
51
Regional invested assets – AWM / PBC
Regional net new money - AWM
Private & Business Clients 296 301 294 297 293 (4) (10)
Securities
110 116 111 114 115 (0) (1)
Deposits excl. sight deposits
79 75 76 77 75 (2) (4)
Insurance PBC 13 13 13 13 13 0 0 (1)
31 Dec 2011 31 Mar 2012 30 Jun 2012 30 Sep 2012 31 Dec 2012
31 Dec 2012
vs.
30 Sep 2012
31 Dec 2012
vs.
30 Dec 2011
Americas _Region
284 277 285 287 277 (3)% (2)%
Asia Pacific
54 54 56 58 59 3% 10%
EMEA excl. Germany
110 113 112 114 116 1% 5%
Germany _Region
363 374 377 390 394 1% 8%
Other
101 104 97 101 98 (3)% (3)%
Asset and Wealth Management 912 922 927 949 944 (1)% 3%
4Q2011 1Q2012 2Q2012 3Q2012 4Q2012 FY2011 FY2012
Americas_Region
5 (7) (6) 1 (4) (9) (16)
Asia Pacific
(0) (1) 1 (0) 2 5 2
EMEA excl. Germany
3 0 (1) (0) (0) (4) (1)
Germany _Region
(3) (1) 6 (6) 3 (2) 3
Other
(5) (0) (6) (1) (4) 3 (11)
Asset and Wealth Management (0) (8) (5) (6) (3) (7) (22)
Note: Figures may not add up due to rounding differences

EUR 1.8 bn
Sales & Trading revenues
EUR 2.4 bn
120
100
80
60
40
20
∅ 57
∅ 57
∅ 57
∅ 56
∅ 60
∅ 30
∅ 30
∅ 30
∅ 30
∅ 33

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Value-at-Risk
DB Group, 99%, 1 day, in EUR m
52
Average VaR
Constant VaR
(1)
(1) Constant VaR is an approximation of how the VaR would have developed in case the impact of any market data changes since 4th Oct 2007 on the current portfolio of trading risks was ignored and if VaR would not have been affected by any methodology changes since then
4Q2011 4Q2012 1Q2012 2Q2012 3Q2012

financial transparency. Anshu Jain and Stefan Krause
31 January 2013
Deutsche Bank
Investor Relations
Cautionary statements
53
This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement.
Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and
Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2012 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from
www.db.com/ir.
This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the
4Q2012 Financial Data Supplement, which is accompanying this presentation and available at
www.db.com/ir.